03010809

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 27, 2003, Series 2003-3	333-66327

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: [signature]
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: February 25, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Revised Computational Materials

Impac CMB Trust Series 2003-3
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2003-3

$[297,750,000]
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Revised Preliminary Structural Term Sheet *Date Revised: February 12, 2003*

$[297,750,000] (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2003-3

Class [(1)]	Approximate Bond Balance [(2)]	Tranche Type	WAL (Yrs.) Call/Mat [(3)(4)]	Modified Duration (Yrs.) Call/Mat [(3)(4)]	Payment Window (Mos.) Call/Mat [(3)(4)]	Expected Rating (Moody's / S&P) [(5)(6)]	Last Scheduled Payment Date
A-1	$174,150,000	Floating Rate Senior	2.08 / 2.68	2.04 / 2.58	1-46 / 1-168	Aaa/AAA	January 2033
A-2	$31,800,000	Floating Rate Senior	2.08 / 2.68	2.03 / 2.58	1-46 / 1-168	Aaa	January 2033
M-1	$55,800,000	Floating Rate Mezzanine	2.08 / 2.68	2.02 / 2.55	1-46 / 1-168	Aa2/AA	January 2033
M-2	$16,500,000	Floating Rate Mezzanine	2.08 / 2.68	1.98 / 2.48	1-46 / 1-168	A2/A	January 2033
B	$19,500,000	Floating Rate Subordinate	2.08 / 2.68	1.92 / 2.36	1-46 / 1-168	Baa2/BBB	January 2033
Total:	**$297,750,000**						

(1) The Bonds are subject to a cap equal to the lesser of (i) 11.75% per annum and (ii) the Available Funds Rate (as described below).
(2) The bond balances are subject to a +/-5% variance.
(3) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the respective margins for the Class A-1 Bonds and Class A-2 Bonds will increase 2.0x, and (ii) the respective margins for the Class M-1 Bonds, Class M-2 Bonds and Class B Bonds will increase 1.5x.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) The Class A-2 Bonds are expected to receive the indicated ratings from Moody's only.
(6) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, George Arau, (212) 553-1426.

Trust: Impac CMB Trust Series 2003-3.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers: Commencing on or before [May 1], 2003 Countrywide Home Loans Servicing LP, or an affiliate thereof, will act as sub-servicer with respect to substantially all of the Adjustable Rate Mortgage Loans deposited into the Trust on the Closing Date. Wendover Funding Inc. will sub-service the Fixed Rate Mortgage Loans.

Underwriter:	Countrywide Securities Corporation.
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of (i) the Class A-1 Bonds and Class A-2 Bonds (together, the "Class A Bonds"), (ii) the Class M-1 Bonds and Class M-2 Bonds (together, the "Class M Bonds"), and (iii) the Class B Bonds (together with the Class M Bonds, the "Subordinate Bonds").
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Bonds will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	February 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of February 1, 2003, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	February [18], 2003.
Expected Closing Date:	February [27], 2003.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in March 2003.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).
Due Date:	With respect to the Adjustable Rate Mortgage Loans, the first day of each calendar month and, with respect to the Fixed Rate Mortgage Loans, the date specified in the related note.

Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in March 2013.
Pricing Prepayment Speed:	The Bonds were priced based on an assumed collateral prepayment speed of 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $300,000,175, of which (i) approximately $295,911,969, or 98.64% by Sample Pool Calculation Date Balance, are adjustable rate mortgage loans secured by first liens on the related mortgaged properties (the "Adjustable Rate Mortgage Loans"), and (ii) approximately $4,088,206, or 1.36% by Sample Pool Calculation Date Balance, are fixed rate mortgage loans secured by second liens on the related mortgaged properties (the "Fixed Rate Mortgage Loans"). Approximately 7.88% by Sample Pool Calculation Date Balance of the Fixed Rate Mortgage Loans are secured by Mortgage Loans with original combined loan-to-value ratios in excess of 100.00%. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Note Rate:	The Note Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of 11.75%.
Premium Rate:	Approximately 27.82% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by mortgage insurance policies. The 'Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. The Premium Rate of the Sample Pool is approximately 0.105%.
Net Mortgage Rate:	The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of (i) 0.375% with respect to the Adjustable Rate Mortgage Loans, and (ii) 0.75% with respect to the Fixed Rate Mortgage Loans, (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.01045% (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (a) and (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).
Available Funds Rate:	For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Mortgage Loans as of the end of the related Due Period over (y) the aggregate principal balance of the Bonds immediately prior to such Payment Date, multiplied by

(b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.75%, over (b) the Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts with an aggregate notional balance of approximately $189,625,400 (collectively, the "Derivative Contracts"). Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Bonds (in sequential order, beginning with the Class A-1 Bonds) any Basis Risk Amounts. None of the Derivative Contracts will have a term in excess of 59 months.

The Derivative Contracts will include twenty-four "balance-guaranteed" swap contracts with an initial declining notional balance of approximately $189,625,400 (the "Swap Contracts"). As used herein, "balance-guaranteed" shall refer to Derivative Contracts written by a triple-A counterparty, which will guarantee that, in any given period, the aggregate notional balance of the Swap Contracts will not exceed the aggregate balance of the Bonds.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (at Issuance)*
Class A-1	Aaa/AAA	41.95%
Class A-2	Aaa	31.35%
Class M-1	Aa2/AA	12.75%
Class M-2	A2/A	7.25%
Class B	Baa2/BBB	0.75%

*Includes overcollateralization equal to 0.75% at issuance.

1. <u>Overcollateralization</u>. Prior to the Stepdown Date (as defined below), the required initial and target overcollateralization will be equal to 0.75% of the Cut-off Date Balance.

   a. *Stepdown of Overcollateralization*: On or after the Stepdown Date (as defined below) and for so long as a Trigger Event (the parameters of which will be set by the rating agencies) shall not have occurred, the required overcollateralization may be reduced to the greatest of (i) an amount equal to 1.50% of the then current aggregate unpaid principal balance of the Mortgage Loans, (ii) an overcollateralization floor equal to 0.50% of the Cut-off Date Balance and (iii) two times the excess of (1) 50% of the aggregate principal balance of the Mortgage Loans 90 or more days delinquent (including Mortgage Loans in bankruptcy or foreclosure and REO loans) as of the end of the related Due Period over (2) four times the Excess Cash Flow for such Payment Date. As used herein, "Stepdown Date" shall mean the later of (a) the Payment Date occurring in March 2006, and (b) the first Payment Date on which the aggregate principal balance of the Mortgage Loans is less than or equal to 50% of the Cut-off Date Balance.

b. *Trigger Event*: Upon the occurrence of a Trigger Event on or after the Stepdown Date, and for so long as such Trigger Event exists, the required overcollateralization will be increased to 0.75% of the Cut-off Date Balance.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The Subordinate Bonds and the Class A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Subordinate Bonds (and the Class A-2 Bonds), beginning with the Class B Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter, to the Class A-2 Bonds. Any Realized Losses allocated to the Class A-2 Bonds and the Subordinate Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*. The following table sets forth the period in which the holders of the Class B Bonds will suffer a first loss given the indicated Curve, CDR and Cumulative Loss assumptions:

To Call *				To Maturity *			
Curve	CDR	Cumulative Losses	Period of First Dollar Loss	Curve	CDR	Cumulative Losses	Period of First Dollar Loss
Forward	7.97%	4.22%	37	Forward	6.93%	4.98%	179

* Assumes 30% loss severity and a zero lag.

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Interest funds, sequentially, to (i) the Class A-1 Bonds, (ii) the Class A-2 Bonds, (iii) the Class M-1 Bonds, (iv) the Class M-2 Bonds and (v) the Class B Bonds;
2. From available funds, on a pro rata basis, the related Principal Distribution Amount to the Bonds;
3. Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Bonds on a pro rata basis to build overcollateralization to the target amount;
4. Any remaining Excess Cash Flow, following the distributions described in Clause 3 above, sequentially, to (i) the Class A-1 Bonds, (ii) the Class A-2 Bonds, (iii) the Class M-1 Bonds, (iv) the Class M-2 Bonds and (v) the Class B Bonds, to cover any Unpaid Interest Shortfall Amounts;

5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to (i) the Class A-2 Bonds, (ii) the Class M-1 Bonds, (iii) the Class M-2 Bonds and (iv) the Class B Bonds, in respect of previously unreimbursed Realized Losses;
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, sequentially to (i) the Class A-1 Bonds, (ii) the Class A-2 Bonds, (iii) the Class M-1 Bonds, (iv) the Class M-2 Bonds and (v) the Class B Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts;
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2003-3, Class A-1

Price-DM Sensitivity Report

Settlement:	2/27/03
Class Balance:	$174,150,000
Pass-Thru Margin (pre-step-up):	0.380%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	38	38	38	38	38	38	38
WAL (yr)	9.42	5.89	2.54	2.08	1.73	1.48	1.27
MDUR (yr)	8.71	5.53	2.48	2.04	1.70	1.46	1.25
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	3/13	3/13	10/07	12/06	4/06	11/05	6/05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	55	45	46	46	46	46	46
WAL (yr)	18.71	7.55	3.27	2.68	2.24	1.90	1.64
MDUR (yr)	15.58	6.83	3.13	2.58	2.17	1.86	1.60
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	1/33	6/31	11/19	2/17	11/14	3/13	10/11

Impac CMB Trust Series 2003-3, Class A-2

Price-DM Sensitivity Report

Settlement:	2/27/03
Class Balance:	$31,800,000
Pass-Thru Margin (pre-step-up):	0.450%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	45	45	45	45	45	45	45
WAL (yr)	9.42	5.89	2.54	2.08	1.73	1.48	1.27
MDUR (yr)	8.68	5.52	2.47	2.03	1.70	1.46	1.25
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	3/13	3/13	10/07	12/06	4/06	11/05	6/05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	65	53	54	54	55	55	55
WAL (yr)	18.71	7.55	3.27	2.68	2.24	1.90	1.64
MDUR (yr)	15.45	6.81	3.12	2.58	2.17	1.85	1.60
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	1/33	6/31	11/19	2/17	11/14	3/13	10/11

Impac CMB Trust Series 2003-3, Class M-1

Price-DM Sensitivity Report

Settlement:	2/27/03
Class Balance:	$55,800,000
Pass-Thru Margin (pre-step-up):	0.800%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	80	80	80	80	80	80	80
WAL (yr)	9.42	5.89	2.54	2.08	1.73	1.48	1.27
MDUR (yr)	8.53	5.43	2.45	2.02	1.69	1.45	1.25
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	3/13	3/13	10/07	12/06	4/06	11/05	6/05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	97	87	88	88	89	88	89
WAL (yr)	18.71	7.55	3.27	2.68	2.24	1.90	1.64
MDUR (yr)	14.91	6.65	3.09	2.55	2.15	1.84	1.59
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	1/33	6/31	11/19	2/17	11/14	3/13	10/11

Impac CMB Trust Series 2003-3, Class M-2

Price-DM Sensitivity Report

Settlement:	2/27/03
Class Balance:	$16,500,000
Pass-Thru Margin (pre-step-up):	1.800%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	180	180	180	180	180	180	180
WAL (yr)	9.42	5.89	2.54	2.08	1.73	1.48	1.27
MDUR (yr)	8.10	5.20	2.40	1.98	1.66	1.43	1.23
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	3/13	3/13	10/07	12/06	4/06	11/05	6/05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at Par (bps)	215	195	197	198	199	198	199
WAL (yr)	18.71	7.55	3.27	2.68	2.24	1.90	1.64
MDUR (yr)	13.42	6.27	2.99	2.48	2.10	1.80	1.56
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	1/33	6/31	11/19	2/17	11/14	3/13	10/11

Impac CMB Trust Series 2003-3, Class B

Price-DM Sensitivity Report

Settlement:	2/27/03
Class Balance:	$19,500,000
Pass-Thru Margin (pre-step-up):	3.000%

To Call:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at 98.53%	319	330	363	375	390	404	421
WAL (yr)	9.42	5.89	2.54	2.08	1.73	1.48	1.27
MDUR (yr)	7.59	4.90	2.31	1.92	1.61	1.39	1.19
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	3/13	3/13	10/07	12/06	4/06	11/05	6/05

To Maturity:

Prepayment Assumption	0.00%	10.00%	25.00%	30.00%	35.00%	40.00%	45.00%
DM at 98.53%	365	347	378	389	402	413	427
WAL (yr)	18.71	7.55	3.27	2.68	2.24	1.90	1.64
MDUR (yr)	11.87	5.78	2.83	2.36	2.01	1.72	1.50
First Prin Pay	3/03	3/03	3/03	3/03	3/03	3/03	3/03
Last Prin Pay	1/33	6/31	11/19	2/17	11/14	3/13	10/11

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	5.74	5.74
2	4.71	17.81
3	4.86	18.32
4	4.65	18.47
5	4.80	18.97
6	4.09	19.65
7	4.09	20.00
8	4.26	20.55
9	4.13	20.72
10	4.33	21.28
11	4.23	21.46
12	4.31	22.37
13	4.73	23.19
14	4.49	23.13
15	4.75	23.72
16	4.70	23.89
17	4.99	24.47
18	5.41	25.16
19	5.57	25.53
20	5.89	26.12
21	5.87	26.22
22	6.18	26.76
23	5.99	23.72
24	6.08	18.16
25	6.46	13.82
26	5.86	12.98
27	6.08	13.31
28	5.91	13.09
29	6.12	13.42
30	6.26	13.94
31	6.31	14.07
32	6.54	14.43
33	6.36	14.18
34	6.58	14.54
35	6.36	13.72
36	6.64	12.94
37	7.39	14.14
38	6.65	12.98
39	6.88	13.35
40	6.67	13.04
41	6.90	13.41
42	6.96	13.39
43	7.00	13.49
44	7.23	13.88
45	7.02	13.56
46	7.26	13.94

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR and 6-Month LIBOR forward curves, assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR and 6-Month LIBOR forward curves instantaneously increase by 2000 basis points in period 2 (and remains constant thereafter) and includes all projected cash proceeds from the Derivative Contracts.

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Materials for

IMPAC CMB Trust Series 2003-3

$300,000,175 ARM and Fixed Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,135	
Total Outstanding Balance		$300,000,175	
Average Loan Balance		$264,317	$11,740 to $1,000,000
WA Mortgage Rate		5.943%	2.750% to 16.250%
Net WAC		5.420%	2.338% to 15.463%
ARM Characteristics			
WA Gross Margin		2.971%	1.450% to 7.975%
WA Months to First Roll		18	1 to 60
WA First Periodic Cap		1.922%	1.000% to 5.000%
WA Subsequent Periodic Cap		1.004%	1.000% to 1.500%
WA Lifetime Cap		11.881%	8.750% to 17.125%
WA Lifetime Floor		3.262%	1.500% to 9.750%
WA Original Term (months)		358	180 to 360
WA Remaining Term (months)		356	110 to 360
WA Age (months)		1	0 to 70
WA LTV		77.40%	11.89% to 124.76%
WA FICO		699	
WA DTI%		36.84%	
Secured by (% of pool)	1st Liens	98.64%	
	2nd Liens	1.36%	
Prepayment Penalty at Loan Orig (% of all loans)		78.73%	
Prepay Moves Exempted	Soft	33.67%	
	Hard	45.06%	
	No Prepay	0.00%	
	UNK	38.01%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	69.92%	SFR	64.08%	REDUCE	34.33%	PUR	48.55%	OWNER	85.21%	0	21.27%
FL	4.75%	PUD	19.38%	FULL	20.94%	REFI/CO	34.50%	INV HM	13.22%	6	0.26%
VA	2.51%	CND	10.01%	NO RATIO	19.60%	REFI	16.95%	2ND HM	1.57%	12	28.56%
MI	2.21%	2 FAMILY	2.69%	NISA	13.72%					24	25.44%
WA	2.02%	3 FAMILY	1.99%	NINA	9.00%					36	11.38%
										60	13.10%

$300,000,175 ARM and Fixed Rate Mortgage Loans

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
30/15 Fixed Balloon	70	$4,088,206	1.36
30Y LIB6M	289	$75,538,203	25.18
30Y LIB6M-IO	274	$83,723,568	27.91
2/28 LIB6M	285	$66,235,210	22.08
2/28 LIB6M-IO	65	$21,156,445	7.05
3/27 LIB6M	52	$15,797,688	5.27
3/27 LIB6M-IO	17	$5,068,750	1.69
5/25 LIB6M	50	$18,171,854	6.06
5/25 LIB6M-IO	33	$10,220,250	3.41
	1135	**$300,000,175**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	37	$1,224,663	0.41
$ 50,000.01 to $ 100,000	96	$7,833,916	2.61
$ 100,000.01 to $ 150,000	153	$19,658,548	6.55
$ 150,000.01 to $ 200,000	160	$27,749,273	9.25
$ 200,000.01 to $ 250,000	152	$34,212,543	11.40
$ 250,000.01 to $ 300,000	158	$43,610,187	14.54
$ 300,000.01 to $ 350,000	112	$36,588,480	12.20
$ 350,000.01 to $ 400,000	102	$38,272,041	12.76
$ 400,000.01 to $ 450,000	41	$17,403,218	5.80
$ 450,000.01 to $ 500,000	37	$17,836,536	5.95
$ 500,000.01 to $ 550,000	23	$12,104,964	4.03
$ 550,000.01 to $ 600,000	19	$10,910,089	3.64
$ 600,000.01 to $ 650,000	19	$12,063,298	4.02
$ 650,000.01 to $ 700,000	5	$3,382,714	1.13
$ 700,000.01 to $ 750,000	7	$5,157,180	1.72
$ 750,000.01 to $1,000,000	14	$11,992,523	4.00
	1135	**$300,000,175**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.500 - 2.999	4	$644,225	0.21
3.000 - 3.499	10	$2,292,222	0.76
3.500 - 3.999	33	$10,059,647	3.35
4.000 - 4.499	60	$20,208,099	6.74
4.500 - 4.999	137	$40,463,302	13.49
5.000 - 5.499	145	$45,009,035	15.00
5.500 - 5.999	181	$53,580,022	17.86
6.000 - 6.499	124	$33,645,466	11.22
6.500 - 6.999	154	$41,313,167	13.77
7.000 - 7.499	67	$16,615,130	5.54

$300,000,175 ARM and Fixed Rate Mortgage Loans

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7.500 - 7.999	63	$14,608,636	4.87
8.000 - 8.499	32	$6,320,661	2.11
8.500 - 8.999	34	$6,862,958	2.29
9.000 - 9.499	13	$2,756,091	0.92
9.500 - 9.999	14	$1,222,268	0.41
10.000 - 10.499	9	$1,049,071	0.35
10.500 - 10.999	8	$483,094	0.16
11.000 - 11.499	7	$636,582	0.21
11.500 - 11.999	8	$506,581	0.17
12.000 - 12.499	3	$125,053	0.04
12.500 - 12.999	13	$688,022	0.23
13.000 - 13.499	3	$174,423	0.06
13.500 - 13.999	5	$521,337	0.17
14.000 - 14.499	2	$64,056	0.02
14.500 - 14.999	1	$11,740	0.00
15.000 - 15.499	2	$77,913	0.03
15.500 - 15.999	2	$47,383	0.02
16.000 - 16.499	1	$13,992	0.00
	1135	**$300,000,175**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	8	$207,307	0.07
121 - 180	62	$3,880,899	1.29
301 - 360	1065	$295,911,969	98.64
	1135	**$300,000,175**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 20.00	1	$600,000	0.20
25.01 - 30.00	4	$1,688,849	0.56
30.01 - 35.00	6	$1,229,556	0.41
35.01 - 40.00	6	$1,824,129	0.61
40.01 - 45.00	6	$2,067,767	0.69
45.01 - 50.00	17	$6,191,379	2.06
50.01 - 55.00	11	$3,449,463	1.15
55.01 - 60.00	29	$9,391,126	3.13
60.01 - 65.00	40	$12,832,848	4.28
65.01 - 70.00	166	$55,463,139	18.49
70.01 - 75.00	55	$16,141,246	5.38
75.01 - 80.00	385	$101,565,310	33.86
80.01 - 85.00	25	$6,173,688	2.06
85.01 - 90.00	185	$45,195,216	15.07

$300,000,175 ARM and Fixed Rate Mortgage Loans

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
90.01 - 95.00	127	$30,895,317	10.30
95.01 - 100.00	60	$4,969,108	1.66
105.01 - 110.00	2	$59,720	0.02
110.01 - 115.00	1	$29,963	0.01
115.01 - 120.00	4	$105,486	0.04
120.01 - 125.00	5	$126,866	0.04
	1135	**$300,000,175**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	1	$335,020	0.11
AZ	27	$5,881,983	1.96
AR	2	$468,250	0.16
CA	708	$209,752,423	69.92
CO	24	$4,689,556	1.56
CT	3	$453,539	0.15
DE	2	$408,000	0.14
DC	2	$401,904	0.13
FL	74	$14,263,080	4.75
HI	9	$3,928,289	1.31
ID	3	$696,540	0.23
IL	22	$4,813,706	1.60
IN	3	$466,805	0.16
KS	2	$259,887	0.09
KY	1	$238,400	0.08
MD	16	$4,389,511	1.46
MA	7	$2,133,101	0.71
MI	37	$6,633,790	2.21
MN	8	$1,288,427	0.43
MS	2	$572,884	0.19
MO	7	$865,152	0.29
MT	1	$100,000	0.03
NE	2	$305,750	0.10
NV	16	$2,555,460	0.85
NH	1	$238,266	0.08
NJ	16	$3,295,335	1.10
NM	3	$411,682	0.14
NY	7	$2,697,979	0.90
NC	8	$1,913,162	0.64
OH	6	$1,340,791	0.45
OK	2	$57,408	0.02
OR	9	$1,387,116	0.46
PA	5	$559,872	0.19
RI	1	$149,150	0.05
SC	12	$2,628,275	0.88
TN	3	$465,235	0.16

$300,000,175 ARM and Fixed Rate Mortgage Loans

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
TX	13	$2,077,724	0.69
UT	14	$2,844,691	0.95
VA	26	$7,540,455	2.51
WA	29	$6,064,330	2.02
WI	1	$427,247	0.14
	1135	**$300,000,175**	**100.00**

Collateral Grouped by FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	2	$463,400	0.15
781 - 800	42	$13,111,259	4.37
761 - 780	82	$21,815,769	7.27
741 - 760	105	$29,052,834	9.68
721 - 740	124	$35,201,524	11.73
701 - 720	159	$42,513,814	14.17
681 - 700	164	$48,042,488	16.01
661 - 680	151	$38,290,515	12.76
641 - 660	154	$38,026,051	12.68
621 - 640	110	$24,142,891	8.05
601 - 620	28	$6,727,319	2.24
581 - 600	6	$957,324	0.32
561 - 580	2	$333,893	0.11
541 - 560	2	$530,461	0.18
521 - 540	2	$282,346	0.09
501 - 520	1	$34,877	0.01
Missing	1	$473,409	0.16
	1135	**$300,000,175**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	732	$192,229,848	64.08
PUD	195	$58,132,941	19.38
CND	142	$30,025,200	10.01
2 FAMILY	29	$8,078,912	2.69
3 FAMILY	17	$5,973,188	1.99
4 FAMILY	12	$3,335,296	1.11
CND (HIGH RISE)	7	$2,149,189	0.72
MANUF	1	$75,600	0.03
	1135	**$300,000,175**	**100.00**

$300,000,175 ARM and Fixed Rate Mortgage Loans

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	581	$145,644,878	48.55
REFI/CASH-OUT	379	$103,503,228	34.50
REFI	175	$50,852,069	16.95
	1135	**$300,000,175**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OWNER OCC	950	$255,627,499	85.21
INV HOME	168	$39,656,740	13.22
2ND HOME	17	$4,715,935	1.57
	1135	**$300,000,175**	**100.00**

Collateral Grouped by Document Type

Document Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	316	$102,988,558	34.33
FULL	294	$62,813,807	20.94
NO RATIO	219	$58,814,161	19.60
NISA	177	$41,163,857	13.72
NINA	98	$26,985,790	9.00
SISA	31	$7,234,001	2.41
	1135	**$300,000,175**	**100.00**

Range of Margin
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.250 - 1.499	1	$202,330	0.07
1.500 - 1.749	2	$911,370	0.31
1.750 - 1.999	9	$3,083,314	1.04
2.000 - 2.249	19	$4,838,815	1.64
2.250 - 2.499	39	$9,384,024	3.17
2.500 - 2.749	182	$53,967,293	18.24
2.750 - 2.999	294	$90,969,191	30.74
3.000 - 3.249	223	$59,829,942	20.22
3.250 - 3.499	114	$28,663,344	9.69
3.500 - 3.749	76	$17,348,842	5.86
3.750 - 3.999	30	$8,504,723	2.87
4.000 - 4.249	22	$6,251,216	2.11
4.250 - 4.499	12	$3,006,436	1.02
4.500 - 4.749	7	$1,641,109	0.55
4.750 - 4.999	6	$1,136,055	0.38

$300,000,175 ARM and Fixed Rate Mortgage Loans

Range of Margin
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5.000 - 5.249	16	$3,942,778	1.33
5.250 - 5.499	4	$909,549	0.31
5.500 - 5.749	2	$278,509	0.09
5.750 - 5.999	1	$34,877	0.01
6.250 - 6.499	1	$233,100	0.08
6.500 - 6.749	2	$261,379	0.09
6.750 - 6.999	1	$189,893	0.06
7.500 - 7.749	1	$144,000	0.05
7.750 - 7.999	1	$179,882	0.06
	1065	**$295,911,969**	**100.00**

Next Interest Adjustment Date
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
03/03	7	$1,568,232	0.53
04/03	9	$1,901,942	0.64
05/03	19	$4,255,962	1.44
06/03	73	$19,466,444	6.58
07/03	254	$76,736,774	25.93
08/03	189	$52,514,717	17.75
09/03	12	$2,817,700	0.95
04/04	1	$340,737	0.12
05/04	2	$263,222	0.09
06/04	1	$128,480	0.04
07/04	3	$478,754	0.16
08/04	3	$573,467	0.19
09/04	3	$343,515	0.12
10/04	3	$750,808	0.25
11/04	4	$457,781	0.15
12/04	29	$6,698,547	2.26
01/05	197	$51,116,944	17.27
02/05	102	$25,954,000	8.77
03/05	2	$285,400	0.10
05/05	1	$133,036	0.04
07/05	1	$312,917	0.11
11/05	1	$76,308	0.03
12/05	13	$5,215,160	1.76
01/06	31	$10,132,516	3.42
02/06	21	$4,796,500	1.62
03/06	1	$200,000	0.07
10/07	1	$359,000	0.12
11/07	4	$865,052	0.29
12/07	13	$4,157,696	1.41
01/08	47	$18,179,757	6.14

$300,000,175 ARM and Fixed Rate Mortgage Loans

Next Interest Adjustment Date
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
02/08	16	$4,444,600	1.50
03/08	2	$386,000	0.13
	1065	**$295,911,969**	**100.00**

Range of Months to Roll
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
6 or Less	563	$159,261,771	53.82
13 - 18	10	$1,784,660	0.60
19 - 24	340	$85,606,995	28.93
25 - 31	2	$445,953	0.15
32 - 37	67	$20,420,485	6.90
56 - 61	83	$28,392,104	9.59
	1065	**$295,911,969**	**100.00**

Lifetime Rate Cap
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.500 - 8.999	4	$644,225	0.22
9.000 - 9.499	10	$2,292,222	0.77
9.500 - 9.999	34	$10,359,978	3.50
10.000 - 10.499	68	$24,713,772	8.35
10.500 - 10.999	139	$42,033,250	14.20
11.000 - 11.499	118	$33,990,634	11.49
11.500 - 11.999	169	$49,371,174	16.68
12.000 - 12.499	125	$36,629,882	12.38
12.500 - 12.999	179	$46,918,682	15.86
13.000 - 13.499	65	$16,051,094	5.42
13.500 - 13.999	60	$13,999,485	4.73
14.000 - 14.499	34	$6,953,177	2.35
14.500 - 14.999	33	$6,567,706	2.22
15.000 - 15.499	10	$2,480,278	0.84
15.500 - 15.999	9	$1,599,488	0.54
16.000 - 16.499	4	$692,934	0.23
16.500 - 16.999	3	$333,037	0.11
17.000 - 17.499	1	$280,950	0.09
	1065	**$295,911,969**	**100.00**

$300,000,175 ARM and Fixed Rate Mortgage Loans

Initial Periodic Rate Cap
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	565	$160,108,330	54.11
1.500	7	$1,492,141	0.50
3.000	487	$132,560,269	44.80
5.000	6	$1,751,229	0.59
	1065	**$295,911,969**	**100.00**

Subsequent Periodic Rate Cap
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	1054	$293,698,139	99.25
1.500	11	$2,213,830	0.75
	1065	**$295,911,969**	**100.00**

Lifetime Rate Floor
(Excludes 70 Fixed Rate Mortgages)

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.001 - 5.000	977	$269,088,229	90.94
5.001 - 6.000	38	$15,711,522	5.31
6.001 - 7.000	17	$3,656,373	1.24
7.001 - 8.000	14	$3,870,916	1.31
8.001 - 9.000	11	$2,559,008	0.86
9.001 - 10.000	8	$1,025,921	0.35
	1065	**$295,911,969**	**100.00**

Original Principal Balances

Original Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 0.01 to $ 50,000	37	$1,224,663	0.41
$ 50,000.01 to $ 100,000	96	$7,833,916	2.61
$ 100,000.01 to $ 150,000	153	$19,658,548	6.55
$ 150,000.01 to $ 200,000	160	$27,749,273	9.25
$ 200,000.01 to $ 250,000	151	$33,962,699	11.32
$ 250,000.01 to $ 300,000	159	$43,860,031	14.62
$ 300,000.01 to $ 350,000	112	$36,588,480	12.20
$ 350,000.01 to $ 400,000	101	$37,874,431	12.62
$ 400,000.01 to $ 450,000	42	$17,800,828	5.93
$ 450,000.01 to $ 500,000	37	$17,836,536	5.95
$ 500,000.01 to $ 550,000	23	$12,104,964	4.03
$ 550,000.01 to $ 600,000	19	$10,910,089	3.64

$300,000,175 ARM and Fixed Rate Mortgage Loans

Original Principal Balances

Original Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$ 600,000.01 to $ 650,000	19	$12,063,298	4.02
$ 650,000.01 to $ 700,000	5	$3,382,714	1.13
$ 700,000.01 to $ 750,000	7	$5,157,180	1.72
$ 750,000.01 to $ 800,000	5	$3,920,628	1.31
$ 800,000.01 to $ 850,000	4	$3,322,485	1.11
$ 850,000.01 to $ 900,000	1	$891,590	0.30
$ 900,000.01 to $ 950,000	1	$902,035	0.30
$ 950,000.01 to $1,000,000	3	$2,955,785	0.99
	1135	**$300,000,175**	**100.00**